OMB APPROVAL
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
O
MB Number:
  3235-0145
Expires:
  October 31, 1997
Estimated average burden
hours per form . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . .14.90

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*
                 GRANT GEOPHYSICAL, INC.
(Name of Issuer)


                 Common Stock, $.002 Par Value
(Title of Class of Securities)


                           388085102
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                      November 12, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





(Continued on the Following Pages)

Page 1 of 5 Pages
                                          SCHEDULE 13D

CUSIP No.   388085102

Page   2   of    5    Pages
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Elliott Associates, L.P., a Delaware Limited Partnership 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

             (b)
3SEC USE ONLY4SOURCE OF FUNDS*
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
6CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7SOLE VOTING POWER

                   1,138,531
8SHARED VOTING POWER


9SOLE DISPOSITIVE POWER

                   1,138,531
10SHARED DISPOSITIVE POWER

11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                   1,138,531
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.92%
14TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   388085102

Page   3   of    5    Pages
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Westgate International, L.P., a Cayman Islands Limited Partnership
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

             (b)
3SEC USE ONLY4SOURCE OF FUNDS*
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
6CITIZENSHIP OR PLACE OF ORGANIZATION

                         Cayman Islands, British West Indies
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7SOLE VOTING POWER

8SHARED VOTING POWER

                   772,740
9SOLE DISPOSITIVE POWER

10SHARED DISPOSITIVE POWER

                   772,740
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

                   772,740
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.02%
14TYPE OF REPORTING PERSON*

                   PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   388085102

Page   4   of    5     Pages
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Martley International, Inc., a Delaware corporation
2CHECK
 THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

             (b)
3SEC USE ONLY4SOURCE OF FUNDS*
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
6CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7SOLE VOTING POWER

8SHARED VOTING POWER

                   772,740
9SOLE DISPOSITIVE POWER

10SHARED DISPOSITIVE POWER

                   772,740
11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
 REPORTING PERSON

                   772,740
12CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
13PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.02%
14TYPE OF REPORTING PERSON*

                   CO*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

             This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting persons specified herein as of November 18, 1996 and amends and supplements the information provided in the Schedule 13D, as amended, previously filed with respect to securities beneficially owned by the reporting persons as of November 7, 1996.


             Item 4 is amended by adding the following:

             On November 12, 1996, The Liverpool Limited Partnership ("Liverpool"), a Bermuda limited partnership which is controlled by Elliott, and Westgate entered into a certain Offshore
Convertible Securities Subscription Agreement (the "Subscription Agreement") pursuant to which
Liverpool and Westgate were to purchase from the Issuer up to $15,168,000 in debentures convertible into Common Stock. However, as a result of the Issuer's failure to satisfy certain conditions, Liverpool,
Westgate and Elliott have elected, by written notice to the Issuer delivered on November 18, 1996, not to consummate such transaction and to terminate the Subscription Agreement (and the previously disclosed non-binding Letter of Intent dated August 23, 1996).

             Item 5(a) is amended and restated in its entirety to read as follows:

ITEM 5.      Interest in Securities of the Issuer

             (a) Elliott beneficially owns 415,564 shares of $2.4375 Convertible Preferred Stock
("Preferred Stock"), convertible into 1,138,531 shares of Common Stock, representing 5.92% of the class of Common Stock.

             Westgate beneficially owns 282,050 shares of Preferred Stock, convertible into 772,740 shares of Common Stock, representing 4.02% of the class of Common Stock.

                                        SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:       November 18, 1996               ELLIOTT ASSOCIATES, L.P.


By:
         Paul E. Singer, General Partner

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc., as
      Investment Manager


    By:
         Paul E. Singer, President

MARTLEY INTERNATIONAL, INC.


By:
         Paul E. Singer, President